Acquisition Agreement

Seller (Seller): Xu Xiao Yun

Personal ID Card Number: 370682196904030019

Buyer (Buyer): Hua Xin Chang Rong (Shenzhen) Technology Service Company Limited

Business Registration Number: 440301503507057

Shenzhen Amuli Development Company LTD. (The Company) on the 9th July 2015 setup in Shenzhen the registered capital is 10 Million RMB. Under the Law of the People Republic of China and the Contract Laws of the People Republic of China, both parties agree to the terms as below:

1. Agreement to sell and purchase shares-
   a) Seller hold 60% of the company, and now buyer would like to purchase the 60% of the company from the seller;
   b) The sales price shall be $15,000,000 RMB or 3,000,000 shares of the buyers parent company Resort Savers Inc. (RSSV);
   c) Buyer is 100% owned by Xing Rui International Investment Holding Group Co., Ltd. which is 100% owned by RSSV.

2. Terms of the agreement –
   a) This agreement will be completed when the 3,000,000 shares of RSSV or $15,000,000 RMB is actually delivered to seller or their assigns;
   b) This should be completed No Later than 16th Oct 2015;
   c) If buyer fails to deliver $15,000,000 RMB or 3,000,000 shares of RSSV by 16th Oct 2015, this deal is Null and Void, unless extended by mutual agreement;
   d) Buyer or Seller have both completed due diligence on each other and are satisfied with the results;
   e) Both parties agree to share the cost of closing fifty-fifty (50/50);
   f) Dispute resolution – Both side will do their best to settle disputes between both parties. If they cannot settle, both parties agree to seek a resolution from the Shenzhen Arbitration Institution.





g) This Agreement will be filed with the PRC Government and Shenzhen Supervision Bureau.

Buyer: Hua Xin Chang Rong (Shenzhen) Technology Service Company Limited

Seller: Xu Xiao Yun

Date: 27th August 2015

2015年 8 月 27 日于深圳市